Certificate of Qualified Person

Reference: Technical Report entitled Summary- Feasibility Study Aguablanca Project, July 2002

I, Alan Noble, of Ore reserves Engineering, 12254 Applewood Knolls Drive, Lakewood, Colorado 80215 , do hereby certify that:

1. I graduated from the Colorado School of Mines, Golden, Colorado with a Bachelor of Science Mining Engineering in 1970;

   I am a Registered Professional Engineer in the State of Colorado, USA, PE 26122;

   I am a Member of the Society of Mining, Metallurgy, and Exploration (SME).

   I have practiced my profession as a mining engineer continuously since graduation; and as such, I meet the requirements of National Instrument 43-101 for designation as a Qualified Person.

2. I have not made a site visit to the Aguablanca Project in southwestern Spain.

3. I have prepared the mineral resource estimate in Section 4.4, and the mineral reserve estimate in Section 5 of the above report. I have relied on digital data including assays and geologic coding that were prepared by Atlantic Copper, S.A. and Rio Narcea Recursos, and on pit slope parameters, costs, metal recoveries, and metal prices provided by Rio Narcea Recursos. While I have not done independent checks of this data, I have found no limitations regarding the data disclosed herein.

4. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report.

5. I am independent of the issuer as defined in National Instrument 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, from Rio Narcea Gold Mines, Ltd. or of any affiliate thereof.

6. I also acted as an independent evaluator of the resources/reserves estimates for client(s) who were considering the Aguablanca Project as an acquisition prior to Rio Narcea Gold Mines, Ltd. acquiring the project in July 2001.

7. I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with this instrument and Form 43-101F1.

Dated in Lakewood, Colorado, USA August 5, 2002

COLORADO REGISTERED ALAN C. NOBLE 26122 PROFESSIONAL ENGINEER

(signed) Alan Noble (Seal of Professional Engineer)